UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 23, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

23 March 2016

Amec Foster Wheeler plc (the 'Company')

Publication of Annual Report and Accounts 2015 and Notice of Annual General Meeting 2016

The Company announced its annual results on 10 March 2016 in accordance with the financial reporting obligations of the Disclosure and Transparency Rules.

The Company has today published the following documents:

Annual Report and Accounts 2015
Notice of Annual General Meeting 2016
Form of Proxy 2016

In compliance with Listing Rule 9.6.1R the documents listed above have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

In addition, the Company's Annual Report on Form 20-F for the year ended 31 December 2015 will be filed with the US Securities and Exchange Commission today.

The above documents will also be publicly available on the Company's website at amecfw.com.

Shareholders can receive a hard copy of the Company's audited financial statements free of charge on request by writing to our registered office or by contacting us on +1 908 730 4000.

Contacts:

Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 March 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary